Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Linn Energy, LLC:

We consent to the use of our reports dated February 27, 2014, with respect to the consolidated balance sheets of Linn Energy, LLC as of December 31, 2013 and 2012, and the related consolidated statements of operations, unitholders’ capital, and cash flows for each of the years in the three-year period ended December 31, 2013, and the effectiveness of internal control over financial reporting as of December 31, 2013, incorporated herein by reference and to the reference to our firm under the heading “Experts” in Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 of Linn Energy, LLC and Linn Energy Finance Corp.

/s/ KPMG LLP

Houston, Texas

September 4, 2014